news release

NR RGI 7  November 22, 2005

Radius Provides Clarification to Natividad Update

Vancouver: Radius Gold Inc. (“Radius”), at the request of the TSX Venture Exchange, hereby provides clarification regarding tonnage and grade estimates and other disclosure deficiencies in a previous release dated November 21st, 2005

In that release, references were made to a conceptual target of  “+1 million ounces of gold” and a “Mineral Inventory estimate” which do not conform to National Instrument 43-101 guidelines.  Radius wishes to retract these specific statements, but reiterates the fact that several known and conceptual targets remain to be tested at Pavon.

The Company also wishes to clarify the previous conceptual target disclosure by presenting the following amendment:

The exploration target has a potential of 530,000 to 600,000 tonnes at a grade of 12 to 13 g/t Au, containing a potential total of 200,000 to 250,000 ounces of gold within the three zones.

The reader is cautioned that insufficient drilling has been completed to date to define a resource that falls into the Inferred, Indicated or Measured categories as set out in NI43-101 and it is not certain if additional work will result in any of the three zones being delineated as a mineral resource.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway

President

Radius Gold

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million